FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01 - Essential Fact Statement dated March 8, 2007.

Santiago, March 8, 2007
Ger. Gen 56/2007

Mr. Alberto Etchegaray de la Cerda
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bdo. O’Higgins 1449
Santiago

Ref: Information on General Ordinary Shareholders Meeting

Dear Sir,

In compliance with clause 63 of Law 18,046, and concerning shareholder meeting procedures for publicly listed companies stipulated therein, and ENERSIS S.A.’s by-laws, we inform you that the Board of Directors has called for an Ordinary Shareholders Meeting to be held on April 24, 2007, commencing 4 p.m. Santiago time, at Espacio Riesco, located on Av. El Salto 5000, Huechuraba, Santiago.

The matters that will be submitted to the Ordinary Shareholders Meeting are the following:

1.- Approval of Enersis’ Annual Report, Balance Sheet, Financial Statements and Report from the External Auditors and Account Inspectors for the year ended on December 31, 2006.

2.- Profit distribution for the period and dividend payments.

3.- Setting of Directors’ compensation.

4.- Setting of compensation for Directors’ Committee and Audit Committee and budget determinations for 2007.

5.- Information on Board expenses and report from the Directors’ Committee and Audit Committee.

6.- Appointment of Independent External Auditors.

7.- Appointment of two Account Inspectors, including two deputies, and setting of their compensation.

8.- Appointment of Private Rating Agencies.

9.- Approval of the Company’s “Investments and Finance Policy.”

10.- Dividend Policy and information on the procedures for the distribution of dividends.

11.- Information on the Board agreements regarding acts or contracts ruled by clauses 44 and 93 of Law 18,046.

12.- Information on the costs of processing, printing and distribution of the information referred to in Resolution 1494 of the Superintendency of Securities and Insurance.

13.- Other matters of interest and incumbency of the Ordinary Shareholders Meeting.

14.- Other necessary resolutions for the proper implementation of agreements.

Sincerely yours,

Ignacio Antoñanzas Alvear
Chief Executive Officer

c.c.
Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Representative of Chilean bondholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: March 8, 2007